**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**

Collection Period Ended      30-Apr-2019

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 46 | | | |
| Collection Period (from... to) | 1-Apr-2019 | 30-Apr-2019 | | |
| Determination Date | 13-May-2019 | | | |
| Record Date | 14-May-2019 | | | |
| Distribution Date | 15-May-2019 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-Apr-2019 | 15-May-2019 | Actual/360 Days | 30 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Apr-2019 | 15-May-2019 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 323,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 215,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 441,580,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 157,000,000.00 | 87,644,033.75 | 75,594,664.37 | 12,049,369.38 | 76.747576 | 0.481495 |
| **Total Note Balance** | **1,505,580,000.00** | **87,644,033.75** | **75,594,664.37** | **12,049,369.38** | | |
| | | | | | | |
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | | | |
| Adjusted Pool Balance | 1,544,188,085.19 | 126,248,735.88 | 114,199,366.50 | | | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 4,262,699.68 | 3,785,606.28 | | | |
| **Pool Balance** | **1,616,945,465.46** | **130,511,435.56** | **117,984,972.78** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.820000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 2.742630% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.340000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 1.750000% | 127,814.22 | 0.814103 | 12,177,183.60 | 77.561679 |
| **Total** | | **$127,814.22** | | **$12,177,183.60** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 12,487,980.09 | (1) Total Servicing Fee | 108,759.53 |
| Interest Collections | 326,127.49 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 243.25 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 174,944.10 | (3) Interest Distributable Amount Class A Notes | 127,814.22 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 28,758.95 | (6) Regular Principal Distributable Amount | 12,049,369.38 |
| **Available Collections** | **13,018,053.88** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| | | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (9) Excess Collections to Certificateholders | 732,110.75 |
| **Available Funds** | **13,018,053.88** | **Total Distribution** | **13,018,053.88** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 108,759.53 | 108,759.53 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 127,814.22 | 127,814.22 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 127,814.22 | 127,814.22 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 127,814.22 | 127,814.22 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 12,049,369.38 | 12,049,369.38 | 0.00 |
| Aggregate Principal Distributable Amount | 12,049,369.38 | 12,049,369.38 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,860,470.21 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
|   plus top up Reserve Fund up to the Required Amount | 0.00 |
|   plus Net Investment Earnings for the Collection Period | 7,304.06 |
|   minus Net Investment Earnings | 7,304.06 |
|   minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 7,304.06 |
| Net Investment Earnings on the Collection Account | 21,454.89 |
| Investment Earnings for the Collection Period | 28,758.95 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
| Pool Balance beginning of Collection Period | 130,511,435.56 | 14,774 |
| Principal Collections | 9,332,632.62 | |
| Principal Collections attributable to Full Pay-offs | 3,155,347.47 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 38,482.69 | |
| Pool Balance end of Collection Period | 117,984,972.78 | 14,056 |
| Pool Factor | 7.30% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.83% | 2.88% |
| Weighted Average Number of Remaining Payments | 54.86 | 16.32 |
| Weighted Average Seasoning (months) | 10.12 | 53.53 |

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 116,693,391.25 | 13,933 | 98.91% |
| 31-60 Days Delinquent | 946,466.68 | 91 | 0.80% |
| 61-90 Days Delinquent | 320,438.36 | 27 | 0.27% |
| 91-120 Days Delinquent | 24,676.49 | 5 | 0.02% |
| Total | 117,984,972.78 | 14,056 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 38,482.69 | 4 | 16,220,410.39 | 670 |
| Principal Net Liquidation Proceeds | 241.45 | | 3,503,088.22 | |
| Principal Recoveries | 171,746.85 | | 7,606,547.85 | |
| Principal Net Loss / (Gain) | (133,505.61) | | 5,110,774.32 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (1.289%) |
| Prior Collection Period | (0.295%) |
| Second Prior Collection Period | (0.053%) |
| Third Prior Collection Period | 0.006 % |
| Four Month Average | (0.408%) |

**Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance**                              0.316%

**Average Net Loss / (Gain)**                              7,628.02

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.